082-04939

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 380[illegible]

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

[redacted]

LUIS
LEGAL
212 4[illegible]
LUIS.MARTC

November 5, 2008

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed with the CNMV on August 6, 2008, informing of the support to migrate all existing BAA bonds into a new financial structure as a significant step forward in the refinancing process of BAA.

- Regulatory Disclosure, filed with the CNMV on August 18, 2008, announcing the completion of a permanent long-term financial structure for BAA's UK airports (together with its corresponding translation).

- Regulatory Disclosure, filed with the CNMV on August 20, 2008, informing of BAA's response to the provisional findings of the Competition Commission.

- Regulatory Disclosure filed with the CNMV on August 20, 2008 that permits to view the Competition Commission's provisional findings on

11/12

BAA.

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., has issued a communiqué to the effect that the holders of the nine series of bonds voted yesterday to accept BAA's proposal to migrate their bonds to a new ring-fenced structure backed by Heathrow, Gatwick and Stansted airports and by Heathrow Express, thus representing a significant step forward in the refinancing process.

Attached to this disclosure is the communiqué in its original English version, with a Spanish translation for information purposes.

Madrid, 6 August 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

6 August 2008

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into the Republic of Italy or the United States of America.

BAA wins overwhelming support for bond migration

BAA today (Wednesday 6th August 2008) announces that it has secured overwhelming support for its plans to migrate all series of existing bonds into a new financial structure.

In meetings held yesterday, holders of the nine series of bonds voted to accept BAA's proposal to migrate bonds into the new ring-fenced structure, backed by Heathrow, Gatwick and Stansted Airports and Heathrow Express.

This outcome represents a significant step in the re-financing process. BAA expects to make a further announcement soon, confirming that the conditions relating to the effectiveness of the Proposals have been satisfied or waived.

A number of other workstreams (including finalising the arrangement of banking facilities for the non-designated airport group) are still required for the re-financing to reach a successful close. BAA works towards completion during August.

Press Queries:
BAA Limited: Damon Hunt: damon_hunt@baa.com or +44 7880 781 587
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

Traducción del inglés a efectos exclusivamente informativos

6 de agosto de 2.008

Prohibida su distribución o publicación íntegramente o en parte, directa o indirectamente, en la República de Italia y en Estados Unidos.

BAA logra el apoyo mayoritario para migrar los bonos.

BAA ha anunciado hoy (miércoles, 6 de agosto de 2008) que ha logrado un apoyo ampliamente mayoritario para su plan de migrar todas las series de bonos existentes de BAA a una nueva estructura financiera.

En las asambleas de ayer, los tenedores de las nueve series de bonos votaron a favor de la propuesta de BAA para migrar sus bonos a una nueva estructura corporativa acotada ('ring fenced'), que estará respaldada por los aeropuertos de Heathrow, Gatwick y Stansted y por el Heathrow Express.

El resultado de la votación representa un paso significativo en el proceso de refinanciación. BAA espera realizar un nuevo anuncio en un corto plazo, confirmando que las condiciones relativas a la efectividad de las Propuestas se han cumplido o han sido dispensadas.

Aún quedan pendientes otros elementos para que la refinanciación termine de manera exitosa, entre los que se incluye ultimar la financiación bancaria de los aeropuertos no regulados del grupo. BAA está trabajando para que todo el proceso se complete durante el mes de agosto.

Contacto de prensa:

BAA Limited: Damon Hunt: damon_hunt@baa.com o +44 7880 781 587
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., and Airport Development and Investment Limited ("ADIL") [1] have announced that the operation establishing a permanent long-term financial structure for their UK airports—which involves refinancing their current debt—has been completed successfully.

The transaction amounts to 13.3 billion pounds sterling and its structure and details are set out in the communiqué issued by BAA and ADIL, the original of which is attached. A translation will be filed with the Commission as soon as it is available.

Madrid, 18 August 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

[1] Company owning 100% of the capital of BAA participated direct and indirectly by Grupo Ferrovial, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd.

18 August 2008

BAA Limited

Successful Completion of Refinancing and Establishment of Long-Term Financing Platform

BAA Limited ("**BAA**") is today pleased to announce the successful completion of the £13.3bn Refinancing of its United Kingdom airports ("the **Transaction**").

The Transaction establishes a stable, long-term, investment grade financing platform for investment in Heathrow, Gatwick and Stansted airports over the coming decades. Included in the £13.3bn is £3.0bn of committed facilities to fund immediate investment projects across the seven UK airports.

Colin Matthews, Chief Executive of BAA, said: "The successful completion of the refinancing and establishment of the long-term funding platform ensures that BAA has the right financial structure to deliver our ambitious investment programme to expand airport capacity, build new facilities and provide a better service to passengers and airlines".

"This is the largest financing of its kind ever completed, and the fact that a landmark transaction of this size and complexity has been completed in challenging credit markets is a testament to the strength of the business and the confidence of the financial markets in BAA and its airports."

Notes

Transaction Overview

Implementation of the financing comprised three key elements:

(1) a corporate reorganisation to separate financing of the Designated Airports (Heathrow, Gatwick and Stansted) and the Non-Designated Airports (Edinburgh, Glasgow, Aberdeen and Southampton) into ring-fenced groups;

(2) the establishment of a long term financing platform for the Designated Airports, including a £7.15bn bank facility consisting of term loans and capex facilities arranged by a group of Mandated Lead Arranging banks being Banco Santander, BBVA, BNP Paribas, Caja Madrid, Calyon, Citi, HSBC Bank, Royal Bank of Canada and The Royal Bank of Scotland.

The European Investment Bank (EIB) provided additional loan facilities, and Lloyds TSB provided liquidity lines.

Banco Santander, BBVA, BNP Paribas, Caja Madrid, Calyon, Citi, HSBC Bank, Royal Bank of Canada and The Royal Bank of Scotland are Dealers under the Financing Programme whilst Citi and the Royal Bank of Scotland acted as Co-Arrangers of the Financing Programme and as Dealer Managers on the migration of existing BAA bonds into the new platform; and

(3) a separate £1.255bn bank financing for the Non-Designated Airports arranged by a group of Mandated Lead Arranging banks comprising of Citi, Export Development Canada, HSH Nordbank, ICO, ING, La Caixa, and The Royal Bank of Scotland.

Clifford Chance was legal counsel to the various arranger and creditor parties. BAA was advised on the Transaction by Macquarie Capital and Freshfields Bruckhaus Deringer.

Financing of the Designated Airports

The financing for Heathrow, Gatwick and Stansted represents the largest financing of its type ever completed.

£12.1bn of debt facilities have been migrated or raised against the Designated Airports to repay the acquisition facilities put in place in 2006 and to provide BAA with financing for its investment programme. The establishment of a funding programme allows for the issuance of two classes of debt. S&P and Fitch have rated the Class A debt with a strong investment grade rating of "A-" and have rated the Class B debt at "BBB" recognising the strong and stable nature of the airports and the positive structural features of the financing.

Of the £12.1bn of debt raised for the Designated Airports:

- £4.5bn results from the migration of BAA's existing long term bond debt into the new structure. These bondholders overwhelmingly supported BAA's new financing strategy
- £4.4bn represents new bank facilities
- £440m was provided by the European Investment Bank, and
- £2.75bn represents new committed, undrawn bank facilities to fund working capital and immediate planned investment projects to provide much needed expansion of capacity and improve the passenger experience at the three London airports.

In addition to the senior facilities listed above, and following a partial prepayment, a £1.56bn of subordinated facility will continue to enjoy a second-ranking charge over the Designated Airports and rank below the secured senior debt ring-fence.

The £4.5bn of bonds previously issued by BAA Limited have been cancelled and replaced by new bonds issued by a new funding vehicle, BAA Funding Limited, following a successful bondholder vote on 5 August 2008 where over 99% of bondholders (by value) approved the resolutions.

The Funding Programme established by BAA for the Designated Airports allows access to both the bank and bond markets in a range of maturities and currencies to maximise financing flexibility for BAA's ambitious investment programme. BAA's intention is to issue bonds in the capital markets to refinance its bank facilities over time and the company looks forward to the continued support of the UK, European and US bond markets.

Financing of the Non-Designated Airports

BAA has secured £1.255bn of seven-year bank facilities. The facilities consist of £1bn of term loans and a £255m capex and working capital facility, secured against the Non-Designated Airports and available to finance investment in Edinburgh, Glasgow, Aberdeen and Southampton.

Summary of Facilities

Facility	**Designated Airports**	**Non-Designated Airports**	**Total**
Senior Drawn Loans (for Designated Airports - Class A unless noted)			
- Existing Bonds Migrated to New Structure	£4.5bn	-	£4.5bn
- Bank Loans	£4.4bn*	£1.0bn	£5.4bn
- EIB Loans	£0.44bn	-	£0.44bn
Senior Undrawn Loans (Capex and Working Capital)	£2.75bn	£0.255bn	£3.00bn
TOTAL SENIOR LOANS	£12.1bn	£1.255bn	£13.3bn
Subordinated Loans	£1.56bn	-	£1.56bn
TOTAL Facilities	**£13.7bn**	**£1.255bn**	**£14.9bn**
	* includes £1bn of Class B debt		

Press Queries:
BAA Limited: Damon Hunt +44 208 745 7224
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure published on this day with number 2008083981, relating to the transaction for permanent financing of BAA and ADIL, attached for information purposes is a translation of the communiqué issued by those companies.

Madrid, 18 August 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

TRADUCCIÓN A EFECTOS INFORMATIVOS

18 de agosto de 2008

BAA Limited

BAA completa con éxito la refinanciación y establece una base para la financiación a largo plazo

BAA Limited ("**BAA**") se complace en anunciar que, en el día de hoy, ha completado con éxito la refinanciación de sus aeropuertos en el Reino Unido por un importe de 13.300 millones de libras esterlinas (la "**Transacción**").

La Transacción establece una estructura de financiación estable y a largo plazo, dotada de "investment grade", para la inversión de los aeropuertos de Heathrow, Gatwick y Stansted en las próximas décadas. El importe de 13.300 millones incluye líneas de crédito comprometidas por valor de 3.000 millones para financiar proyectos de inversión inmediatos en los siete aeropuertos británicos.

Según Colin Matthews, Consejero Delegado de BAA: "Haber completado con éxito la refinanciación y el establecimiento de una estructura de financiación a largo plazo garantiza que BAA tiene la estructura financiera adecuada para cumplir con nuestro ambicioso programa de inversiones para ampliar la capacidad de los aeropuertos, construir nuevas instalaciones y dar un mejor servicio a los pasajeros y a las líneas aéreas".

"Se trata de la mayor operación de financiación de este tipo completada hasta la fecha y el hecho de haber llevado a cabo una operación de este tamaño y complejidad en la difícil situación actual en los mercados de crédito avala la fortaleza de nuestro negocio y la confianza que los mercados financieros tienen en BAA y en sus aeropuertos".

Notas

Resumen de la Transacción

La financiación consiste en tres elementos clave:

(1) una reestructuración corporativa para crear una financiación separada, en dos grupos acotados ("ring-fenced"), entre los "Aeropuertos Regulados" (Heathrow, Gatwick y Stansted) y los "No Regulados" (Edimburgo, Glasgow, Aberdeen y Southampton);

(2) la puesta en marcha de una estructura de financiación a largo plazo para los Aeropuertos Regulados, que incluye 7.150 millones de libras esterlinas de financiación bancaria en forma de préstamos bancarios a plazo ("term loans") y líneas de crédito para inversiones ("capex facilities") concertadas por un grupo de Bancos Directores compuesto por Banco Santander, BBVA, BNP Paribas, Caja Madrid, Calyon, Citi, HSBC Bank, Royal Bank of Canada y The Royal Bank of Scotland.

El Banco Europeo de Inversiones (BEI) aportó préstamos adicionales y Lloyds TSB líneas de liquidez.

Banco Santander, BBVA, BNP Paribas, Caja Madrid, Calyon, Citi, HSBC Bank, Royal Bank of Canada y The Royal Bank of Scotland son los "Dealers" dentro del Programa

de Financiación, Citi y Royal Bank of Scotland son los "Co-Arrangers" del Programa de Financiación y los "Dealer-Managers" de la migración de los bonos existentes de BAA a la nueva estructura; y

(3) una línea separada de financiación bancaria por un importe de 1.255 millones de libras para los Aeropuertos No Regulados, pactada con un grupo de Bancos Directores que se compone de Citi, Export Development Canada, HSH Nordbank, ICO, ING, La Caixa, y The Royal Bank of Scotland.

Clifford Chance fue el asesor legal de los distintos prestamistas y organizadores ("arrangers"). Macquarie Capital y Freshfields Bruckhaus Deringer asesoraron a BAA en la Transacción.

Financiación de los Aeropuertos Regulados

La financiación de Heathrow, Gatwick y Stansted es la mayor operación de este tipo completada hasta la fecha.

Una deuda por un total de 12.100 millones de libras proviene de la migración de los bonos existentes a la nueva estructura o de nueva financiación respaldada por los Aeropuertos Regulados, para amortizar la financiación para la adquisición concertada en 2006 y para aportar financiación a BAA para su programa de inversiones. La puesta en marcha de un programa de financiación permite la emisión de dos clases de deuda. S&P ha otorgado una sólida calificación de "A-" a la deuda de la Clase A, y una calificación de "BBB" a la deuda de la Clase B, reconociendo la naturaleza fuerte y estable de los aeropuertos y los aspectos estructurales positivos de la financiación.

Del total de 12.100 millones de libras en deuda concertada para los Aeropuertos Regulados:

- 4.500 millones resultan de la migración de los bonos existentes a largo plazo de BAA hacia la estructura nueva. La gran mayoría de los bonistas apoya la nueva estrategia de financiación de BAA.
- 4.400 millones de libras representa nueva financiación bancaria.
- 440 millones provinieron del Banco Europeo de Inversiones (BEI); y
- 2.750 millones son líneas de crédito nuevas no-dispuestas para financiar capital circulante y proyectos de inversión inmediatos con el fin de aportar una muy necesaria capacidad adicional y mejorar el servicio a los pasajeros en los tres aeropuertos de Londres.

Además de la financiación "senior" señalada anteriormente, tras una amortización parcial, la financiación subordinada por un importe de 1.560 millones de libras mantendrá su categoría de segundo nivel sobre los Aeropuertos Regulados y por debajo de la deuda "senior" garantizada acotada ("ring-fence").

Los bonos emitidos anteriormente por BAA Limited por importe de 4.500 millones han sido cancelados y sustituidos por nuevos bonos emitidos por un nuevo vehículo de financiación, BAA Funding Limited, tras el voto positivo de los bonistas el 5 de agosto de 2008, donde más del 99% de los bonistas (en términos de valor) aprobaron los cambios.

El Programa de Financiación establecido por BAA para los Aeropuertos Regulados permite el acceso a los mercados bancario y de bonos en una gama de vencimientos y divisas para maximizar la flexibilidad financiera de BAA a la hora de acometer su ambicioso programa de inversiones. BAA prevé emitir bonos en los mercados de

capitales para refinanciar sus líneas de crédito bancario y la compañía confía en tener el apoyo continuo de los mercados de bonos en el Reino Unido, Europa y Estados Unidos.

Financiación de los Aeropuertos No-Regulados

BAA ha concertado financiación bancaria por valor de 1.255 millones de libras por un plazo de siete años. Consiste en préstamos a plazo ("term loans") por valor de 1.000 millones y una línea de crédito por valor de 255 millones para inversiones y capital circulante ("capex and working capital facility"), garantizados por los Aeropuertos No Regulados y disponibles para financiar inversiones en Edimburgo, Glasgow, Aberdeen y Southampton.

Resumen de los Préstamos

Préstamos	**Aeropuertos Regulados**	**Aeropuertos No-Regulados**	**Total**
Préstamos Senior dispuestos (para los Aeropuertos Regulados - Clase A, salvo que se indique lo contrario)			
- Bonos existentes migrados a la Nueva Estructura	£4.500 m	-	£4.500 m
- Préstamos bancarios	£4.400 m*	£1.000 m	£5.400 m
- Préstamos del BEI	£440 m	-	£440 m
Préstamos Senior no dispuestos (inversiones y capital circulante)	£2.750 m	£255 m	£3.000 m
TOTAL PRÉSTAMOS SENIOR	£12.100 m	£1.255 m	£13.300 m
Préstamos Subordinados	£1.560 m	-	£1.560 m
Total Préstamos	**£13.7 m**	**£1.255 m**	**£14.900 m**

* incluye £1.000 m de deuda de la Clase B

Gabinete de Prensa de BAA: Damon Hunt +44 208 745 7224
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué in response to the publication by the Competition Commission ("CC") of its provisional findings.

Attached as an Annex to this disclosure is BAA's original communiqué in English, with a Spanish translation for information purposes only.

Madrid, 20 August 2008

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

20th August, 2008

BAA responds to Competition Commission's provisional findings Colin Matthews, BAA's chief executive, said:

"The Competition Commission's findings should be assessed in the light of the urgent need for new airport capacity and a modern regulatory framework, as well as the need – which we recognise – for improved service from the airport operator.

"The Commission's findings state[2] that the lack of runway capacity is a main reason for what it calls the current poor standards of service and the lack of resilience at times of disruption, which results in regular delays.

"By calling not just for a fundamental restructure of BAA but also for a review of the Government's Air Transport White Paper, the Commission risks delaying that delivery of new runways and making better customer service less, not more, likely.

"We will be seeking urgent clarification from the Government of how it believes this report's findings can be reconciled with the air transport policy it established in 2003 and its current review of economic regulation.

"We note however that this is not the end of the Competition Commission process and we will continue to point out to the Commission the many areas where we believe its analysis is flawed and its remedies would be disproportionate and counter-productive.

"Just as the Government is about to make the decisions that could lead to the first full-length runways being built in the South East since the second world war, the Commission risks creating uncertainty, delay and confusion at exactly the wrong time."

In Scotland, the Commission has apparently ignored the evidence presented by BAA, and supported by numerous respected third party organisations, that clearly demonstrates that Edinburgh and Glasgow Airports serve separate markets and therefore do not and would not compete, regardless of ownership."

-ends-

Notes to editors

1. Details of BAA's submissions to the Competition Commission investigation can be found at www.baa.com/cc

2. Paragraph 14, Page 14, Competition Commission Provisional Findings Report

Further information from: -
BAA Limited: Malcolm Robertson, 020 8745 7224
Finsbury: Andrew Mitchell/Don Hunter 020 7251 3801

Traducción a efectos exclusivamente informativos

20 agosto 2008

Respuesta de BAA al dictamen provisional de la Comisión de Competencia

Colin Matthews, consejero delegado de BAA, afirma que:

"Las conclusiones de la Comisión de Competencia deben contextualizarse en la urgente necesidad de incrementar la capacidad aeroportuaria y disponer de un marco regulatorio moderno, así como en la necesidad, que admitimos, de mejorar el servicio como gestor aeroportuario."

"La Comisión determina[2] que la falta de capacidad en pistas de aterrizaje es una razón principal que induce a lo que califica como estándares de servicio deficitarios y falta de diligencia ante incidencias, con el resultado de frecuentes retrasos."

"Al pedir no sólo una reestructuración fundamental de BAA sino también una revisión por el Gobierno del 'Air Transport White Paper', la Comisión añade los riesgos de retrasar la construcción de nuevas pistas y de dificultar las mejoras en el servicio al cliente."

"Nos proponemos pedir aclaraciones urgentes al Gobierno sobre si este dictamen puede encajar en las políticas que definió en 2003 (Air Transport White Paper') y en su actual revisión de la regulación económica."

"Al no ser este dictamen el final del proceso de la Comisión de Competencia, continuaremos señalando a la Comisión los numerosos aspectos donde creemos que su análisis es erróneo y sus remedios serían desproporcionados y contraproducentes."

"Justo cuando el Gobierno debe tomar decisiones que lleven a la construcción de las primeras nuevas pistas de aterrizaje en el Sudeste de Inglaterra desde la Segunda Guerra Mundial, la Comisión se arriesga a generar incertidumbre, retraso y confusión exactamente en el momento equivocado."

"En Escocia, la Comisión aparentemente ha ignorado las evidencias presentadas por BAA, y apoyados por numerosas organizaciones y terceros, que demuestran claramente que los aeropuertos de Edimburgo y Glasgow operan en mercados distintos y por tanto no compiten ni competirán independientemente de sus propietarios."

Nota para el editor

1. Detalles de los informes de BAA presentados a la Comisión de Competencia están disponibles en www.baa.com/cc

2. Párrafo 14, Página 14, Informe Preliminar (Competition Commission Provisional Findings Report)

Más información:

BAA Limited: Malcolm Robertson, 020 8745 7224

Finsbury: Andrew Mitchell/Don Hunter 020 7251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure published on this day with number 2008084307, it is hereby notified that the Competition Commission's (CC) provisional findings on BAA can be viewed as its web site:

http://www.competition-commission.org.uk/inquiries/ref2007/airports/pdf/prov_find_report.pdf

Madrid, 20 August 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

END